Exhibit 99.1

Shareholders’ Quarterly Report

Nine Months Ended
September 30, 2003

Management’s Discussion and Analysis

The following discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of Extendicare Inc. and notes thereto, together with the Management’s Discussion and Analysis and audited consolidated financial statements and notes found in Extendicare Inc.’s 2002 Annual Report.

The consolidated financial results include those of Extendicare Inc. and its subsidiaries. Amounts are reported in Canadian dollars, unless otherwise noted. Unless the context indicates otherwise, a reference to “Extendicare” or the “Company” means Extendicare Inc. and its subsidiaries. The Extendicare Inc. legal entity is not itself a provider of services or products.

In the United States, the Company’s wholly owned subsidiary, Extendicare Health Services, Inc. and its subsidiaries (EHSI), operates long-term care, assisted living and retirement facilities in 14 states. EHSI provides routine nursing care on an inpatient basis, and medical specialty services on an inpatient and outpatient basis.

In Canada, the Company’s wholly owned subsidiary, Extendicare (Canada) Inc. and its subsidiaries (ECI), operates long-term care, assisted living and retirement centres in five provinces, and also manages a chronic care hospital unit in Ontario. ECI is a major provider of home health care in Canada through its ParaMed Home Health Care division.

Extendicare, through its subsidiaries, operates 276 facilities with capacity to care for 29,056 residents (December 31, 2002: 277 facilities with capacity for 29,175 residents). Page 19 details the facilities and resident capacity by area.

Critical Accounting Policies

For a full discussion of the Company’s critical accounting policies, refer to the Management’s Discussion and Analysis section of Extendicare’s 2002 Annual Report. The disclosures in such report have not materially changed since that report was filed. Management considers the Company’s accounting policies to be critical to an understanding of the Company’s financial statements because their application requires significant judgement and reliance on estimations of matters, which are inherently uncertain. There are specific risks relating to the accounting policies applied to revenue recognition and the valuation of accounts receivable, the valuation of assets and determination of asset impairment, the accrual for self-insured liabilities and accounting for deferred income taxes.

Significant Events of 2003

Loss (Gain) from Asset Disposals and Other Items

The Company reported a pre-tax gain on disposal of assets of $0.9 million (after-tax gain of $0.9 million or $0.01 per share) for the nine months ended September 30, 2003. During the second quarter of 2003, ECI sold an underperforming nursing home in Alberta for gross proceeds of $2.7 million, resulting in a pre-tax loss of $0.2 million. The proceeds were used in part to repay $1.8 million of long-term debt. During the first quarter of 2003, the Company sold assets for $1.1 million (consisting of cash and a $0.2 million note). These assets had been written off in prior years and their sale resulted in a pre-tax gain of $1.1 million.

Investment in Crown Life Insurance Company

Extendicare’s equity share of earnings of Crown Life Insurance Company for the nine months ended September 30, 2003 was $16.3 million ($0.24 per share) and included $9.4 million ($0.14 per share) of non-recurring income reported in the first quarter of 2003, arising from a review of reserves previously recorded for certain liabilities. Extendicare’s carrying value of its 34.8% equity interest in Crown Life was $136.9 million at September 30, 2003, which equated to the Company’s proportion of Crown Life’s book value, and is unencumbered by debt.

In 1999, substantially all of Crown Life’s insurance business was sold or indemnity reinsured to The Canada Life Assurance Company. The resulting comprehensive agreement between Crown Life and its principal shareholders provides that at any time after January 1, 2004, Canada Life may either acquire substantially all of the balance of Crown Life’s insurance business or, at the election of Canada Life or Crown Life’s principal shareholders, make an offer for all of the common shares of Crown Life. In July 2003, Great-West Lifeco Inc. acquired Canada Life, which has resulted in a delay in the start of negotiations with Crown Life on the final settlement of the Canada Life transaction.

U.S. Medicare Funding

As announced in July 2003 by the Centers for Medicare and Medicaid Services (CMS), the Medicare Part A rate increased effective October 1, 2003. Included in the rate adjustments were: (i) a correction to the rates, or Administrative Fix, which increased the federal base payment rates for skilled nursing facilities by 3.26%; and (ii) the annual market basket increase of 3.0%. EHSI estimates that based on the Medicare case mix for the first nine months of 2003, the average increase to its Medicare Part A rate would be approximately US$18.45 per diem. Based on the Medicare patient days of the first nine months of 2003, this would result in additional annualized revenue of approximately $19.0 million (US$13.3 million) going forward. The Company supports the industry commitment to Senator Grassley, Chairman of the U.S. Senate Committee on Finance, to ensure the 3.26% Administrative Fix is spent on patient care and services.

Effective September 1, 2003, CMS implemented a US$1,590 annual payment cap per Medicare beneficiary for outpatient Part B rehabilitation therapy services. For 2003, the cap will apply to services provided after August 31, 2003. Thereafter, the cap will apply on a calendar year basis. The impact of this payment cap cannot be reasonably estimated based on the information available at this time; however, the cap is expected to reduce EHSI’s therapy revenues.

In February 2003, CMS announced its plan to reduce the level of reimbursement for uncollectible Part A co-insurance. Under current law, skilled nursing facilities are reimbursed 100% for any bad debts incurred. The plan is to reduce the reimbursement levels from the current 100% to 90% retroactive to October 1, 2003; 80% commencing October 1, 2004; and 70% commencing October 1, 2005 and thereafter. This is consistent with the bad debt reimbursement policy applicable to hospitals. EHSI estimates that the impact on pre-tax earnings would be $1.9 million (US$1.3 million) in 2004, increasing to $4.7 million (US$3.3 million) in 2006. These estimates are based upon historical experience and known state reimbursement changes, which are subject to modification.

In April 2002, CMS announced that it would delay the refinement of the Resource Utilization Groupings (RUGs) categories, thereby extending the related funding enhancements for at least one additional year to September 30, 2003. In May 2003, CMS released a proposed rule to maintain the current RUGs classification until October 1, 2004. Further to this, Congress enacted legislation directing CMS to conduct a study of the RUGs classification system and report its recommendations to Congress by January 2005. The proposed federal 2003/2004 budget extends the additional funding for the RUGs Refinements to September 30, 2004. EHSI estimates that it received, on average, US$23.61 per patient day related to the RUGs Refinements in the first nine months of 2003. Based on the Medicare case mix and patient days for the first nine months of 2003, this amounts to annualized revenue of approximately $24.4 million (US$17.0 million). A decision to discontinue all or part of the enhancements could have a significant adverse effect on the Company.

Ontario and Alberta Long-term Care Funding

In May 2003, the Government of Ontario announced a funding increase of $100 million, in addition to the normal annual inflationary increase, to enhance the delivery of nursing and personal care services in the Province. Effective July 1, 2003, Ontario long-term care providers received a funding increase of $4.80 per resident day, based on a case mix index of 100. In June 2003, the Government of Alberta announced long-term care rate increases in accommodation fees ranging from $11 to $16 per resident day, which took effect August 1, 2003.

These funding changes improve revenue by about $13.5 million on an annual basis, and approximately half of this funding is tied to specific incremental costs to support greater care and staffing needs.

Construction and Related Financing

In February 2003, ECI opened two nursing homes, completing the eight projects awarded by the Government of Ontario in 1998. These eight projects were financed by Borealis Long-Term Care Facilities Inc. under a 25-year capital lease arrangement.

Subsequent to 1998, the Company was awarded further long-term care beds by the Ontario Government for three new nursing homes with capacity for 386 residents. ECI has completed two of these projects, opening a 130-bed nursing home in May 2003 and a 128-bed nursing home in August 2003. The remaining nursing home is scheduled to be completed in January 2004. In June 2003, ECI entered into a 25-year capital lease with Borealis, which provided $14.4 million in financing at a borrowing rate of 7.28%, for one of the projects. ECI is in the process of securing financing for the other two projects.

Other

As announced in November 2002, the Company ceased operations in the British Columbia home health care market on March 31, 2003. In 2003, these operations accounted for 85,000 hours of service, revenue of $3.1 million and an after-tax loss of $0.2 million. The results for the nine months ended September 30, 2002, included revenue of $20.1 million and net earnings of $0.2 million related to ParaMed’s B.C. operations, based on 575,000 hours of service.

EHSI is pursuing settlement of a number of outstanding Medicaid and Medicare receivables. Due to the length of the settlement process, some of those receivables are not expected to be collected within one year and, and as a result, are classified as long-term other assets. During the third quarter of 2003, EHSI made a provision for $3.1 million (US$2.2 million) as a reduction of revenue pertaining to individual claims in dispute for the cost report years 1996 through 1998. At September 30, 2003, the Company had $76.3 million (US$56.5 million) of gross Medicare and Medicaid settlement receivables, with a related allowance for doubtful accounts of $23.8 million (US$17.6 million). The net receivable of $52.5 million represents the Company’s estimate of the amount collectible on Medicare and Medicaid prior period cost reports. The Company is continuing to pursue collection of these claims with the fiscal intermediary. For one specific Medicare issue involving the allocation of overhead costs totalling US$14.8 million, the first of three specific claim years was presented to the Provider Reimbursement Review Board (PRRB) at a hearing in January 2003. The hearing procedures were discontinued after the parties negotiated a methodology for resolution of the claim for one of the years in dispute. The negotiated settlement for this and other issues relating to the 1996 cost report year, resulted in no adjustment to the recorded receivable, and EHSI subsequently collected US$3.0 million from the fiscal intermediary. For another specific issue involving a staffing cost matter, the first of seven specific claim years was settled prior to the January 2003 PRRB hearing, and EHSI continues to negotiate the remaining years in dispute. For both the overhead allocation and staffing issues, for which EHSI is appealing for the recovery of US$11.6 million and US$6.4 million, respectively, further negotiations on the remaining years under appeal are expected to occur prior to the hearing dates, which are scheduled for the first and second quarters, respectively of 2004. In addition, EHSI has a hearing scheduled in the third quarter of 2004 on a Director of Nursing staff cost issue.

EHSI has a preferred provider agreement with Omnicare, Inc. to provide pharmacy services to all of EHSI’s nursing facilities. Omnicare and EHSI are currently negotiating the pricing of drugs for Medicare residents and should this matter not be settled, it will be taken to arbitration. In addition, Omnicare has requested arbitration for an alleged lost profits claim related to EHSI’s disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing on this matter has not been scheduled. Management believes it has interpreted correctly and complied with the terms of the preferred provider agreement. However, there can be no assurance that other claims will not be made with respect to the agreement.

Pending Acquisitions and Dispositions

The Company has entered into an agreement to sell a nursing home and a retirement home in Ontario, representing 275 beds. The transaction is expected to close by the end of 2003, and is contingent on government approval. Gross proceeds of $19.6 million are anticipated, of which approximately $6.7 million will be used to retire long-term debt associated with the homes. The pre-tax gain on disposal is expected to be approximately $13.0 million. For the nine months ended September 30, 2003, these facilities contributed $10.0 million to revenue, $1.7 million to EBITDA and approximately $0.9 million of net earnings.

EHSI has entered into agreements to acquire a 99-bed skilled nursing facility and five acres of adjacent land, in Wisconsin for approximately US$4.4 million. In addition, EHSI has signed a letter of intent to purchase one currently leased skilled nursing facility in Washington for US$1.5 million. Also, EHSI has an agreement to sell a previously closed nursing facility, with a carrying value of US$1.4 million, for US$1.8 million.

2003 Third Quarter Results

	Q3	Q3	Change 2003	Q2	Change Q3
(millions of Canadian dollars unless otherwise noted)	2003	2002	over 2002	2003	over Q2/2003

Net earnings
United States	7.6	2.7	4.9	6.4	1.2
Canada	5.0	3.3	1.7	3.1	1.9

	12.6	6.0	6.6	9.5	3.1
Share of earnings of Crown Life	1.2	1.9	(0.7)	2.6	(1.4)

	13.8	7.9	5.9	12.1	1.7

Extendicare’s net earnings increased to $13.8 million ($0.19 per diluted share) in the 2003 third quarter from $7.9 million ($0.11 per diluted share) in the 2002 third quarter. Improvements were realized from U.S. operations primarily due to management’s continued emphasis on growing revenue, particularly through increased Medicare patient census. Growth in Canadian operations stemmed primarily from the new Ontario nursing homes. In addition, funding changes improved operations on both sides of the border. In comparison to the second quarter of 2003, net earnings rose 14.0% primarily due to funding changes and the new Ontario nursing homes.

The average exchange rates used to translate the results of the United States operations to Canadian dollars were: 1.3807 for the 2003 third quarter and 1.5626 for the 2002 third quarter. The stronger Canadian dollar had a $0.9 million negative impact on 2003 third quarter net earnings in comparison to the exchange rate used for the 2002 third quarter.

	Q3	Q3	Change 2003	Q2	Change Q3
(millions of Canadian dollars unless otherwise noted)	2003	2002	over 2002	2003	over Q2/2003

Revenue
United States	307.1	326.9	(6.1)%	300.9	2.1%
Canada	126.0	117.1	7.6%	119.8	5.2%

	433.1	444.0	(2.5)%	420.7	2.9%

Revenue increased by $36.1 million, or 8.3% over the prior year period, before the impact of the change in the foreign exchange rate of $40.2 million, the ceasing of home health care operations in British Columbia of $6.3 million, and the sale of an Alberta nursing home of $0.5 million. The U.S. operations contributed $20.4 million to this increase and $15.7 million was from the Canadian operations. The keys to this strong improvement were growth in Medicare patient census, higher funding levels, the new Ontario homes, higher home health care volumes, and additional management contracts.

In comparison to the second quarter of 2003, revenue increased by $16.3 million or 3.9%, prior to the impact of the change in the foreign exchange rate of $3.8 million and ceased operations of $0.1 million. The U.S. operations contributed $10.0 million to this increase and $6.3 million was from the Canadian operations. The factors contributing to this growth were primarily higher funding levels, the new Ontario homes and growth in resident census.

Revenue from U.S. operations grew by $20.4 million over the 2002 third quarter, prior to the impact of the stronger Canadian dollar. This was due to several factors as summarized below, and explained in the discussion that follows.

•     $9.0 million increase in nursing resident census (Medicare $12.0 million and private/other $(3.0) million);

•     $5.5 million increase in average long-term care rates (Medicare $(4.8) million, Medicaid $7.4 million, and private/other $2.9 million);
•     $4.2 million favourable change in settlement of prior period Medicaid cost reports;
•     $3.1 million increase in resident ancillary services, primarily increased therapy and rehabilitative services;
•     $0.8 million increase from outpatient therapy services;
•     $0.7 million improvement in assisted living operations, primarily due to higher rates;
•     $0.2 million increase in other revenue; and a
•     $3.1 million decrease for prior year Medicare cost reports.

Key Medicare and Medicaid statistics for the U.S. nursing home operations are summarized in the following table.

	Q3	Q3	Change 2003	Q2	Change Q3
U.S. Nursing Home Operating Statistics	2003	2002	over 2002	2003	over Q2/2003

Average daily census	12,915	12,775	1.1%	12,827	0.7%
Medicare average daily rate	US$312	US$338	(7.7)%	US$322	(3.1)%
Medicare Part A, average daily rate	US$294	US$311	(5.5)%	US$294	–
Medicare residents as a percent of total census	15.2	13.3	15.0%	15.6	(2.2)%
Medicare average daily census	1,970	1,702	15.7%	1,999	(1.5)%
Medicaid average daily rate	US$136	US$126	7.9%	US$129	5.4%
Medicaid residents as a percent of total census	67.7	68.5	(1.2)%	67.2	0.7%
Medicaid average daily census	8,745	8,746	–	8,623	1.4%

Average U.S. nursing home occupancy climbed to 91.6% from the 2002 third quarter level of 90.8%, resulting in higher revenue of $9.0 million. In particular, Medicare patient census improved to 15.2% of total nursing home census in the 2003 third quarter from 13.3% in the prior year quarter, which accounted for $12.0 million of the additional revenue. This was partially offset by a lower number of Medicaid and private payor residents. In comparison to the second quarter of 2003, total resident census improved by 88 residents per day, with the improvement coming from Medicaid residents, partially offset by a decline in Medicare patients.

In comparison to the 2002 third quarter, the lower Medicare Part A rate resulting from the U.S. federal funding reductions that occurred on October 1, 2002, negatively impacted revenue by $4.8 million. Medicare Part A rate increases took effect on October 1, 2003, and the Company estimates that its average Medicare Part A rate would increase by US$18.45 per patient day (see “Significant Events of 2003 – U.S. Medicare Funding”).

U.S. operations revenue is impacted by adjustments for prior period cost reports. Favourable Medicaid costs settlements of $2.7 million (US$1.9 million) were realized in the 2003 third quarter, compared to a reduction of revenue of $1.5 million (US$1.0 million) in the 2002 third quarter. During the third quarter, the Company booked a provision of $3.1 million (US$2.2 million) for prior year long-term Medicare settlement receivables, which are under review with the fiscal intermediary. Excluding this provision, the average Medicare daily rate during the 2003 third quarter was US$324.

Excluding the impact of the prior period Medicaid cost settlements, the Company benefited from an average 4.7% rise in Medicaid revenue per day from the prior year third quarter, translating to additional revenue of $7.4 million (US$4.8 million). The majority of these state increases occurred on July 1, 2003. Therefore, the Company’s average Medicaid rate rose 3.3% from the second quarter of 2003 contributing $4.7 million (US$3.4 million) of additional revenue. However, in conjunction with these Medicaid rate increases, some states imposed provider taxes, which resulted in higher operating costs of $2.8 million (US$1.8 million) in the third quarter of 2003.

Prior to the $3.8 million negative impact of the change in the foreign exchange rate, revenue from U.S. operations increased by $10.0 million from the second quarter of 2003, primarily due to: a $4.7 million increase in Medicaid rates; a $2.9 million positive impact related to prior period Medicaid costs settlements; a $0.8 million improvement in overall nursing resident census; the additional day in the quarter of $2.9 million; additional resident ancillary services of $1.1 million; and $0.7 million from other factors, partially offset by the $3.1 million provision for prior year Medicare cost settlements.

In comparison to the 2002 third quarter, revenue from Canadian operations improved by $15.7 million or 14.2%, after adjusting for the ceased British Columbia home health care operations of $6.3 million, and the sale of the Alberta nursing home of $0.5 million. This improvement was due to: the contribution from new Ontario nursing homes of approximately $6.3 million; funding changes to support greater care and staffing needs (flow-through funding), as well as rate increases of approximately $4.9 million; improvements in ongoing home health care operations of $4.0 million; and $0.5 million due to additional management fees and other revenue. Long-term care rate increases in Ontario and Alberta were implemented during the third quarter of 2003 (see “Significant Events of 2003 – Ontario and Alberta Long-term Care Funding”).

In comparison to the second quarter of 2003, revenue from Canadian operations improved by $6.3 million, prior to the impact of the ceased operations of $0.1 million. This improvement was due to the contribution from the new Ontario nursing homes of approximately $2.6 million; funding changes enacted during the third quarter in Ontario and Alberta of approximately $3.0 million; and $0.7 million due to other factors.

Total hours of service provided by home health care operations, excluding B.C., improved to 1.23 million from 1.14 million in the 2002 third quarter. ParaMed had been experiencing declines in business in Ontario as a result of the Community Care Access Agencies’ budget constraints, which began in the latter half of 2001 and continued in 2002. However, management believes that the situation has stabilized. Home health care hours did however decline slightly from the 2003 second quarter of 1.25 million, primarily due to the August 2003 province-wide Ontario power blackout.

	Q3	Q3	Change 2003	Q2	Change Q3
(millions of Canadian dollars unless otherwise noted)	2003	2002	over 2002	2003	over Q2/2003

EBITDA[1]
United States	36.6	32.1	14.0%	34.5	6.1%
Canada	14.0	10.9	28.4%	11.6	20.7%

	50.7 (a)	43.0	17.8%	46.1	9.9%

EBITDA as a percent of revenue
United States	11.9	9.8		11.5
Canada	11.1	9.3		9.7
Total	11.7	9.7		11.0

(a)  Does not add due to rounding.

EBITDA rose by $7.7 million, or 17.8% to $50.7 million in the 2003 third quarter from $43.0 million in the 2002 comparative quarter due to improvements from both the U.S. and Canadian operations. EBITDA as a percent of revenue increased to 11.7% from 9.7% in the prior year quarter. In comparison to the second quarter of 2003, EBITDA improved by $4.6 million, or 9.9%.

U.S. EBITDA rose by $9.1 million in the 2003 third quarter, prior to the $4.6 million negative impact of the stronger Canadian dollar. As a percent of revenue, EBITDA improved to 11.9%. The $20.4 million improvement in revenue was partially offset by an $11.3 million rise in operating and administrative costs, prior to the negative impact of the foreign exchange rate. Higher operating and administrative costs were primarily related to the rise in number of residents served, in addition to inflationary increases. Items of note were: a $3.7 million, or 1.8%, rise in labour related costs, which included an average wage rate increase of 2.5% in nursing home operations; $2.8 million of higher state assessment and bed taxes imposed in association with the Medicaid funding changes; a $1.8 million rise in drug costs due to volumes and prices; a $1.5 million increase in professional fees, primarily related to legal fees and nursing consulting; a $0.8 million increase in bad debt expense; and other cost increases of $0.7 million.

In comparison to the second quarter of 2003, U.S. EBITDA improved by $2.6 million, prior to the $0.5 million negative impact of the foreign exchange rate. The $10.0 million improvement in revenue was partially offset by a $7.4 million rise in operating and administrative costs. Items of particular note were: a $2.2 million rise in labour related costs primarily due to one additional day in the quarter; $2.5 million of higher state assessment and bed taxes imposed in association with the Medicaid funding changes; a $0.4 million increase in bad debt expense; and other higher costs of $2.3 million.

1 EBITDA is a measure commonly used in the long-term care industry to evaluate performance, primarily by lenders and investors in notes, and is generally defined as earnings before interest, income taxes, depreciation and amortization. The Company has excluded the line item ‘loss (gain) from asset disposal and other items’ reported separately on its income statement, as this relates to gains or losses on the disposal of assets, provisions for ceased operations and the write-off of unamortized financing costs on early retirement of debt. These items are not expected to be recurring in nature. EBITDA does not have a standardized meaning under GAAP and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA is not intended to replace income/(loss) from operations, net income/(loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

EBITDA from Canadian operations increased by 28.4% to $14.0 million from $10.9 million in the prior year period. The 2002 third quarter results included approximately $0.2 million of earnings from the B.C. home health care operations. As a percent of revenue, EBITDA improved to 11.1%. The $15.7 million improvement in revenue was partially offset by a $12.4 million rise in operating and administrative costs, prior to the reduction in costs associated with the ceased operations. Items of note were: approximately $4.9 million of additional operating costs associated with the new Ontario facilities; a $7.1 million, or 8.9%, rise in labour related costs, which were primarily due to the higher volumes of the home health care operations, nursing home staffing and wage rate changes in response to flow-through funding and other wage rate increases; and other cost increases of $0.4 million.

In comparison to the second quarter of 2003, EBITDA from Canadian operations improved by $2.4 million or 20.7%. The Ontario and Alberta funding changes, which occurred in the third quarter accounted for approximately $1.5 million of the higher earnings, the new Ontario nursing homes added approximately $0.6 million, with the remaining $0.3 million coming from other nursing home operations, partially offset by lower volumes in the home health care business.

Depreciation and amortization costs declined by $1.2 million, or 7.1%, in the 2003 third quarter from the prior year quarter due to the change in the foreign exchange rate and the disposal of assets, partially offset by $0.3 million of higher costs associated with the new Ontario nursing homes.

Net interest costs declined by $1.1 million, or 7.0%, in the 2003 third quarter from the prior year quarter primarily due to the change in the foreign exchange rate of $1.6 million, partially offset by higher interest of $0.8 million associated with additional debt for the new Ontario nursing homes. The interest rate swap and cap in place in the U.S. operations lowered net interest costs in both quarters by $1.6 million.

Nine Months ended September 30, 2003 Compared to Nine Months ended September 30, 2002

	YTD	YTD	Change 2003
(millions of Canadian dollars)	2003	2002	over 2002

Net earnings
United States	16.6	4.4	12.2
Canada	10.8	6.1	4.7

	27.4	10.5	16.9
Share of earnings of Crown Life	16.3	5.4	10.9

	43.8 (a)	15.9	27.9 (a)

(a)	Does not add due to rounding.

Extendicare’s net earnings increased to $43.8 million ($0.62 per diluted share) in the nine months ended September 30, 2003 compared to $15.9 million ($0.22 per diluted share) in the same period of 2002. Improvements were realized from U.S. operations primarily due to management’s continued emphasis on growing revenue, particularly through increased Medicare patient census. Growth in Canadian operations stemmed primarily from the new Ontario nursing homes, improved performance from the home health care business, and new management contracts. In addition, funding changes improved operations on both sides of the border.

The average exchange rates used to translate the results of the United States operations to Canadian dollars were: 1.4295 for the first nine months of 2003 and 1.5705 for the 2002 comparative period. The stronger Canadian dollar had a $1.6 million negative impact on 2003 net earnings in comparison to the exchange rate used for the 2002 period.

	YTD	YTD	Change 2003
(millions of Canadian dollars unless otherwise noted)	2003	2002	over 2002

Revenue
United States	929.5	961.7	(3.3)%
Canada	363.6	345.0	5.4%

	1,293.1	1,306.7	(1.0)%

Revenue increased by $95.9 million, or 7.5%, over the prior year period, before the impact of the change in the foreign exchange rate of $91.7 million, the ceasing of home health care operations in British Columbia of $17.0 million, and the sale of an Alberta nursing home of $0.9 million. The U.S. operations contributed $59.4 million to this increase and the Canadian operations, $36.5 million. The factors contributing to this strong improvement were growth in Medicare patient census, certain higher funding levels, the new Ontario homes, higher home health care volumes, and additional management contracts.

Revenue from U.S. operations grew by $59.4 million over the 2002 period, prior to the impact of the stronger Canadian dollar. This was due to several factors as summarized below, and explained in the discussion that follows.

•     $33.9 million increase in nursing resident census (Medicare $42.1 million, Medicaid $(1.2) million and private/other $(7.0) million);
•     $11.3 million increase in average nursing rates (Medicare $(15.8) million, Medicaid $16.8 million, and private/other $10.3 million);
•     $9.1 million increase in resident ancillary services, primarily increased therapy and rehabilitative services;
•     $4.7 million favourable change in settlement of prior period Medicaid cost reports;
•     $1.8 million increase from outpatient therapy services;
•     $2.9 million improvement in assisted living operations due to higher rates and resident census;
•     $3.1 million decrease for prior year Medicare cost reports; and a
•     $1.2 million decline in other revenue, primarily related to lower lease income on the 2002 sale of homes.

Key Medicare and Medicaid statistics for the U.S. nursing home operations are summarized in the following table.

	YTD	YTD	Change 2003
U.S. Nursing Home Operating Statistics	2003	2002	over 2002

Average daily census	12,872	12,682	1.5%
Medicare average daily rate	US$317	US$337	(5.9)%
Medicare Part A, average daily rate	US$293	US$312	(6.1)%
Medicare residents as a percent of total census	15.4	13.1	17.6%
Medicare average daily census	1,978	1,663	18.9%
Medicaid average daily rate	US$132	US$126	4.8%
Medicaid residents as a percent of total census	67.4	68.6	(1.7)%
Medicaid average daily census	8,681	8,703	(0.3)%

Average U.S. nursing home occupancy climbed to 91.4% from the 2002 period level of 90.0%, resulting in higher revenue of $33.9 million. In particular, Medicare patient census improved to 15.4% of total nursing home census in the 2003 period from 13.1% in the prior year period, which accounted for $42.1 million of the additional revenue. This was partially offset by a lower number of private pay and Medicaid residents.

Medicaid cost settlements of $6.4 million (US$4.5 million) increased revenue in the 2003 period, compared to a reduction of $1.7 million (US$1.1 million) in the 2002 period. During the third quarter, the Company booked a provision of $3.1 million (US$2.2 million) related to prior year Medicare cost settlements.

Revenue from Canadian operations improved by $36.5 million, or 11.3%, after adjusting for ceased operations of $17.9 million. This improvement was due to the contribution from new Ontario nursing homes of approximately $12.2 million; funding changes to support greater care and staffing needs (flow-through funding), as well as rate increases of approximately $13.4 million; improvements in ongoing home health care operations of $8.8 million; and $2.1 million due to additional management fees and other revenue. Long-term care rate increases in Ontario and Alberta were implemented during the third quarter of 2003 (see “Significant Events of 2003 – Ontario and Alberta Long-term Care Funding”).

Total hours of service provided by home health care operations, excluding B.C., improved to 3.66 million from 3.52 million in the 2002 period.

	YTD		YTD		Change 2003
(millions of Canadian dollars unless otherwise noted)	2003	Of Revenue	2002	Of Revenue	over 2002

EBITDA
United States	102.2	11.0%	96.4	10.0%	6.0%
Canada	34.0	9.4%	28.0	8.1%	21.4%

	136.2	10.5%	124.4	9.5%	9.5%

EBITDA rose 9.5% to $136.2 million in the nine months ended September 30, 2003 from $124.4 million in the 2002 comparative period. EBITDA as a percent of revenue increased to 10.5% from 9.5% in the prior year period.

U.S. EBITDA rose by $15.9 million, prior to the $10.1 million negative impact of the stronger Canadian dollar. As a percent of revenue, EBITDA improved to 11.0%. The $59.4 million improvement in revenue was partially offset by a $43.5 million rise in operating and administrative costs, prior to the negative impact of the foreign exchange rate. Higher operating and administrative costs were primarily related to the rise in number of residents served, in addition to inflationary increases. Items of note were: a $28.9 million, or 4.6%, rise in labour related costs, which included an average wage rate increase of 3.8% in nursing home operations; $4.1 million of higher state assessment and bed taxes imposed in association with the Medicaid funding changes; a $4.7 million rise in drug costs due to volume and prices; higher professional fees of $2.5 million primarily related to legal fees and nursing consulting; a $0.4 million increase in bad debt expense; and $2.9 million of other cost increases.

EBITDA from Canadian operations increased by 21.4% to $34.0 million from $28.0 million in the prior year period. The ceased operations negatively impacted EBITDA by approximately $0.9 million. As a percent of revenue, EBITDA improved to 9.4%. The $36.5 million improvement in revenue was partially offset by a $29.6 million rise in operating and administrative costs, prior to the reduction in costs associated with the ceased operations. Items of note were: approximately $9.9 million of additional operating costs associated with the new Ontario facilities; a $16.3 million, or 6.8%, rise in labour related costs, which were primarily due to: nursing home staffing and wage rate changes in response to flow-through funding and other wage rate increases; higher volumes in home health care operations; and $3.4 million of other cost increases.

Depreciation and amortization costs declined by $3.7 million, or 7.2%, in the 2003 period from the prior year period due to the change in the foreign exchange rate and the disposal of assets, partially offset by $0.8 million of higher costs associated with the new Ontario nursing homes.

Net interest costs declined by $1.0 million, or 2.1%, in the 2003 period from the prior year period primarily due to the change in the foreign exchange rate of $3.0 million, partially offset by higher interest of $2.2 million associated with additional debt for the new Ontario nursing homes. Interest rate swaps and caps in place in the U.S. operations lowered net interest costs by $4.7 million in the 2003 nine-month period, compared to $0.3 million in the prior year period.

Extendicare’s equity share of earnings of Crown Life Insurance Company increased to $16.3 million ($0.24 per share) for the nine months ended September 30, 2003 from $5.5 million ($0.08 per share) in the prior year period. Results for the first quarter of 2003 included Extendicare’s share of non-recurring income, arising from a review of reserves previously recorded for certain liabilities, of $9.4 million ($0.14 per share).

Liquidity and Capital Resources

Long-term debt, including the portion due within one year, totalled $780.2 million at September 30, 2003 compared to $852.9 million at the beginning of the year. The change in the foreign exchange rate on translation of U.S. dollars resulted in an $84.1 million decline in the long-term debt balance at September 30, 2003. In addition, during the first nine months of 2003, the Company increased its capital lease obligations by $20.4 million (see “Significant Events of 2003 – Construction and Financing”), retired a $1.8 million mortgage on the sale of a property, prepaid $2.9 million of notes payable, and met its regular repayment schedule of $4.3 million. The closing rates used to translate assets and liabilities of the U.S. operations were 1.3499 at September 30, 2003 and 1.5776 at December 31, 2002.

At September 30, 2003 the Company had cash and cash equivalents of $68.0 million, compared with $52.6 million at December 31, 2002.

Cash flow generated from operations before working capital changes was $66.6 million for the nine months ended September 30, 2003 compared to $68.2 million in the same period of 2002. Cash flow from operations during 2003 improved due to the higher earnings and lower payments for self-insured liabilities. The 2002 cash flow from operations included cash dividends from Crown Life of $22.0 million, while none were received in the 2003 period.

The net change in operating working capital (excluding cash, and borrowings included in current liabilities) reflected a use of cash of $5.8 million in the nine months ended September 30, 2003 compared to a source of cash of $8.6 million in the prior year period. Both periods reflect a reduction in accounts receivable due to improved collections efforts, and an increase in prepaid expenses. A reduction in accounts payable during 2003 resulted in the use of additional cash, compared to an increase, or source of cash, realized from the higher level of accounts payable during 2002.

Property and equipment capital expenditures, net of financing, reflected on the cash flow statement were $44.3 million in the nine months ended September 30, 2003 compared to $33.7 million in the prior year period. Growth capital expenditures accounted for $18.9 million of the 2003 total compared to $5.5 million in the prior year period. These expenditures related primarily to the construction of the new Ontario nursing homes, and were net of costs of $9.3 million and $20.6 million in the 2003 and 2002 periods, respectively, paid directly by Borealis under a capital lease financing arrangement.

At September 30, 2003, the Company’s accrual for self-insured general and professional liabilities was $100.8 million compared to $137.0 million at the beginning of the year. Claims payments, net of the current period provision, decreased the accrual by $17.3 million, with the change in the foreign exchange rate accounting for the remaining decline. The accrual for self-insured liabilities includes estimates of the costs of both reported claims and claims incurred but not yet reported. The Company completed an interim independent actuarial review, based on September 30 data, which confirmed the adequacy of the balance sheet reserves for resident care liability claims. Management believes the Company has provided sufficient reserves as of September 30, 2003 for estimated costs of self-insured liabilities.

Under the terms of its November 27, 2002 Normal Course Issuer Bid, the Company had purchased for cancellation, as at October 31, 2003, 1,390,100 Subordinate Voting and Multiple Voting shares. This included 1,370,100 shares acquired during 2003 at an average cost per share of $4.02. This bid expires on November 26, 2003. Subject to regulatory approval, the Board of Directors of the Company intends to commence a Normal Course Issuer Bid on November 27, 2003, for just less than 10% of the public float of each of the Company’s Subordinate Voting Shares and Class II Preferred Shares, Series 1, and for just less than 5% of the outstanding Multiple Voting Shares.

Management believes that current cash from operations and anticipated growth, together with other available sources of liquidity, including borrowings available under bank credit facilities and long-term capital lease financing, will be sufficient for the foreseeable future to support ongoing operations and capital expenditures, service debt obligations and pay preferred share dividends. At September 30, 2003, EHSI had cash of US$51.8 million available and US$63.9 million of availability under its revolver loan. The Canadian operations had cash and available bank lines totalling $10.3 million at the end of September 2003. EHSI is in compliance with the financial covenants of its credit facility as of September 30, 2003.

Recently Issued Accounting Standards

In November 2003, the Canadian Institute of Chartered Accountants amended Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”, to indicate that a fair value based method of accounting is required for all stock-based payments for fiscal years beginning on or after January 1, 2004, with earlier adoption encouraged. Using retroactive application, the opening balance of retained earnings of the current period is adjusted for prior periods not restated. Alternatively, prospective application is permitted if the new recommendations are adopted for fiscal years beginning before January 1, 2004. Using this alternative, the fair value based method is applied to grants on or after the beginning of that fiscal year.

The Company intends to adopt the new recommendations of Section 3870 on a prospective basis and will change its accounting policy with respect to stock option grants for the year ended December 31, 2003. At year end, the Company will account for stock options granted on or after January 1, 2003, under the fair value based method, whereby compensation costs based on the fair value of the grants are recognized as an expense over the vesting period. The Company has granted options for 458,000 Subordinate Voting Shares to date in 2003, and under the fair value based method of accounting these grants would have resulted in an expense of $111,000 for the first nine months of this year.

Forward-looking Statements

Statements contained in this report other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions.

These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes.

Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

EXTENDICARE INC.

Consolidated Statements of Earnings
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30

(thousands of Canadian dollars except per share amounts)	2003	2002	2003	2002

Revenue
Nursing and assisted living centres
United States	294,044	313,134	891,774	920,740
Canada	90,858	80,198	257,166	232,433
Outpatient therapy – U.S.	4,171	3,892	12,501	11,911
Home health – Canada	33,440	35,688	101,218	109,331
Other	10,541	11,042	30,412	32,284

	433,054	443,954	1,293,071	1,306,699
Operating and administrative costs	377,530	394,608	1,142,803	1,163,545

Earnings before undernoted	55,524	49,346	150,268	143,154
Lease costs	4,873	6,366	14,041	18,740
Depreciation and amortization	15,816	17,021	47,672	51,393
Interest, net	14,768	15,876	45,323	46,306
Loss (gain) from asset disposals and other items	–	–	(905)	6,579

Earnings before income taxes	20,067	10,083	44,137	20,136

Income taxes
Current	5,521	1,495	11,102	5,363
Future	1,977	2,561	5,593	4,288

	7,498	4,056	16,695	9,651

Earnings from health care	12,569	6,027	27,442	10,485
Share of earnings of Crown Life	1,197	1,893	16,325	5,452

Net earnings	13,766	7,920	43,767	15,937

Basic earnings per share	0.20	0.11	0.63	0.22

Diluted earnings per share	0.19	0.11	0.62	0.22

EXTENDICARE INC.

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30

(thousands of Canadian dollars)	2003	2002	2003	2002

Cash provided by (used in) operations
Net earnings	13,766	7,920	43,767	15,937
Adjustments for:
Depreciation and amortization	15,816	17,021	47,672	51,393
Provision for self-insured liabilities	3,240	4,049	9,915	12,599
Payments for self-insured liabilities	(4,379)	(11,100)	(27,245)	(41,299)
Future income taxes	1,977	2,561	5,593	4,288
Loss (gain) from asset disposals and other items	–	–	(905)	6,579
Undistributed share of earnings of Crown Life, net of dividends received	(1,197)	18,989	(16,325)	16,544
Reserve for settlements with third parties	3,145	–	3,145	–
Other	(246)	36	1,016	2,201

	32,122	39,476	66,633	68,242
Net change in operating working capital, excluding cash
Accounts receivable	1,932	(7,901)	7,444	7,972
Inventories, supplies and prepaid expenses	2,444	882	(1,506)	(4,966)
Accounts payable and accrued liabilities	(4,304)	8,623	(12,036)	7,817
Income taxes	689	908	265	(2,212)

	32,883	41,988	60,800	76,853

Cash provided by (used in) investment activities
Property and equipment	(16,382)	(14,942)	(44,252)	(33,684)
Net proceeds from dispositions	–	–	2,047	19,680
Other assets	(1,260)	597	(641)	6,477

	(17,642)	(14,345)	(42,846)	(7,527)

Cash provided by (used in) financing activities
Issue of long-term debt	–	–	11,021	235,585
Repayment of long-term debt	(4,348)	(3,695)	(8,980)	(233,369)
Decrease (increase) in investments held for self-insured liabilities	(2,336)	(22,562)	8,030	(21,343)
Purchase of shares for cancellation	(2,984)	(5,715)	(5,766)	(7,386)
Financing costs	(121)	(1,087)	(156)	(12,429)
Other	773	(870)	549	(1,867)

	(9,016)	(33,929)	4,698	(40,809)

Foreign exchange gain (loss) on cash held in foreign currency	29	2,237	(7,326)	487

Increase (decrease) in cash and cash equivalents	6,254	(4,049)	15,326	29,004
Cash and cash equivalents at beginning of period	61,696	58,602	52,624	25,549

Cash and cash equivalents at end of period	67,950	54,553	67,950	54,553

Cash and cash equivalents represent cash and short-term investments less bank overdraft. Cash interest paid in the determination of the earnings for each of the periods ended September 2003 and 2002 was $53.5 million and $42.3 million, respectively. Cash taxes paid for each of the periods ended September 30, 2003 and 2002 were $10.8 million and $7.6 million, respectively.

EXTENDICARE INC.

Consolidated Balance Sheets
(unaudited)

	September 30	December 31
(thousands of Canadian dollars)	2003	2002

Assets
Current assets
Cash and short-term investments	80,028	56,815
Accounts receivable	160,807	191,443
Income taxes recoverable	14,787	17,912
Future income taxes	47,035	55,849
Inventories, supplies and prepaid expenses	15,591	15,709

	318,248	337,728
Property and equipment	833,297	953,591
Goodwill	97,434	113,858
Other intangible assets	4,522	6,646
Other assets	252,197	276,505

	1,505,698	1,688,328
Investment in Crown Life Insurance Company	136,911	121,508

	1,642,609	1,809,836

Liabilities and Shareholders’ Equity
Current liabilities
Bank overdraft	12,078	4,191
Accounts payable and accrued liabilities	265,342	311,062
Accrual for self-insured liabilities	36,447	55,216
Current maturities of long-term debt	6,807	6,209

	320,674	376,678
Accrual for self-insured liabilities	64,372	81,735
Long-term debt	773,405	846,734
Other liabilities	40,497	47,328
Future income taxes	91,940	99,335

	1,290,888	1,451,810
Share capital	311,751	317,314
Retained earnings (deficit)	16,955	(26,545)
Foreign currency translation adjustment account	23,015	67,257

	1,642,609	1,809,836

Closing US/Cdn. Dollar Exchange Rate	1.3499	1.5776

EXTENDICARE INC.

Consolidated Statements of Retained Earnings (Deficit)
(unaudited)

	Nine months ended
(thousands of Canadian dollars)	September 30

	2003	2002

Retained Earnings (Deficit)
Balance at beginning of period	(26,545)	(44,108)
Earnings for the period	43,767	15,937
Purchase of shares below/(in excess of) book value	313	(603)
Preferred share dividends	(580)	(519)

Balance at end of period	16,955	(29,293)

Extendicare Inc. – Notes to the Unaudited Consolidated Financial Statements

1. Basis of Presentation

The unaudited interim period consolidated financial statements of Extendicare Inc. have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include those of Extendicare Inc. and its subsidiaries (“Extendicare” or the “Company”). Health care operations are conducted through wholly owned subsidiaries Extendicare Health Services, Inc. and its subsidiaries (EHSI) in the United States, and Extendicare (Canada) Inc. and its subsidiaries (ECI) in Canada. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the annual audited consolidated financial statements. These unaudited interim period consolidated financial statements should be read together with the annual audited consolidated financial statements and the accompanying notes included in the Company’s 2002 Annual Report.

Certain reclassifications have been made to the prior period results to conform to the 2003 presentation.

2. Gain from Asset Disposals

During the second quarter of 2003, ECI sold an underperforming nursing home in Alberta for gross proceeds of $2.7 million, resulting in a pre-tax loss of $0.2 million. Proceeds were used in part to repay $1.8 million of long-term debt.

During the first quarter of 2003, the Company sold assets for proceeds of $1.1 million (consisting of cash and a $0.2 million note). These assets had been written off in prior years and their sale resulted in a gain of $1.1 million ($0.01 per share).

3. Property and Equipment

In February 2001, ECI finalized an arrangement to finance eight new Ontario nursing homes under the terms of a 25-year capital lease with Borealis Long-term Care Facilities Inc. for an estimated $125.4 million. In June 2003, ECI entered into another 25-year capital lease arrangement with Borealis, which provided $14.4 million in financing for an additional Ontario nursing home, at a borrowing rate of 7.28%. As at September 30, 2003, Borealis had funded $134.7 million under these arrangements, of which $20.4 million was received during 2003. The amounts funded have been capitalized as property and equipment, offset by a capital lease obligation.

The Ontario Government is funding a portion of the Company’s construction costs for new nursing homes over a 20-year period, with approximately $101.0 million to be received by ECI for new beds and redevelopment of certain existing beds. As each facility opens, a receivable from the government is recorded to offset the cost of construction, and is discounted at a rate equivalent to the yield on a 20-year Ontario Government bond. At September 30, 2003, 10 nursing homes were completed, for which receivables totalling $53.0 million were recorded at discount rates ranging from 5.89% to 6.50%. During the nine months ended September 30, 2003, $24.9 million of amounts receivable had been recorded as a reduction of property and equipment related to four nursing homes, two that opened in February, one that opened in May and the fourth in August.

At September 30, 2003, ECI had outstanding capital expenditure commitments of $9.6 million related to the completion of one new Ontario nursing home and is in the process of securing financing. The Company’s U.S. operations had capital expenditure purchase commitments outstanding of US$6.1 million relating to ongoing capital improvements and purchases. In addition, EHSI has entered into construction agreements to expand four assisted living facilities (86 units) and two skilled nursing homes (38 beds), and to add one new assisted living facility (40 units). Four of these seven projects are expected to be completed in 2004, with the remainder to be completed in early 2005. The total approximate cost of the projects is US$15.2 million and capital expenditure commitments totalling US$9.7 million have been made.

4. Other Intangible Assets

Other intangible assets relate to leasehold rights, which are amortized over the term of the lease including renewal options. As at September 30, 2003 these assets had a gross carrying value of $14.6 million and accumulative amortization of $10.1 million, for a net book value of $4.5 million. The aggregate amortization expense for the nine months ended September 30, 2003 was $1.2 million.

Extendicare Inc. – Notes to the Unaudited Consolidated Financial Statements cont’d

5. Share Capital

During the nine months ended September 30, 2003, the Company purchased 11,100 Class I Preferred Shares at a cost of $257,000 pursuant to the purchase obligation. Under the terms of a Normal Course Issuer Bid, the Company purchased and cancelled 1,098,100 Subordinate Voting Shares and 270,500 Multiple Voting Shares at a cost of $5,500,000. In addition, during the nine months, 125,000 Subordinate Voting Shares were issued on exercise of stock options for proceeds of $516,000. As a result of these transactions, the carrying value of capital stock declined by $5,563,000. The $313,000 of contributed surplus resulting from the cost of purchases below their carrying value was added to retained earnings.

As at September 30, 2003, 4,622,475 Subordinate Voting Shares have been reserved under stock option plans of which a total of 2,614,750 Subordinate Voting Shares have been granted. These options have exercise prices ranging from $2.37 to $7.01. On May 8, 2003, the Company granted options for 458,000 Subordinate Voting Shares at an exercise price of $3.45, to expire on May 7, 2008. During the nine months ended September 30, 2003, 233,000 options expired and/or were cancelled.

6. Earnings per Share

Earnings per share is calculated by dividing net earnings after preferred share dividends for the period by the weighted average number of combined Subordinate Voting Shares and Multiple Voting Shares outstanding during the period. Diluted earnings per share, using the treasury stock method, assumes outstanding stock options are exercised at the beginning of the year and common shares are purchased at the average market price during the period from the funds derived on the exercise of these outstanding options.

The following table reconciles the numerator and denominator of the basic and diluted earnings per share computation.

	Three months ended		Nine months ended
(thousands of Canadian dollars except per share amounts)	September 30		September 30

	2003	2002	2003	2002

Numerator for basic and diluted earnings per share
Net earnings for the period	13,766	7,920	43,767	15,937
Dividends on preferred shares	196	182	579	522

	13,570	7,738	43,188	15,415

Denominator for basic and diluted earnings per share (thousands)
Basic weighted average number of shares	68,438	70,767	68,967	71,023
Dilutive stock options	1,075	491	469	660

Diluted weighted average number of shares	69,513	71,258	69,436	71,683

Earnings per share (dollars)
Basic	0.20	0.11	0.63	0.22
Diluted	0.19	0.11	0.62	0.22

7. Pro Forma Net Earnings

The Company accounts for its employee stock option grants as capital transactions, whereby consideration paid by employees on the exercise of stock options is recorded as share capital. The Canadian Institute of Chartered Accountants, Handbook Section 3870 requires the disclosure of pro forma net income as if the Company had accounted for its stock options under the fair value method, whereby compensation costs based on the fair value of the grants are recognized over the vesting period. A summary of the pro forma impact on the consolidated statement of earnings is presented in the following table, and takes into account the impact of all stock options currently outstanding since the date of grant.

Extendicare Inc. – Notes to the Unaudited Consolidated Financial Statements cont’d

	Three months ended		Nine months ended
(thousands of Canadian dollars except per share amounts)	September 30		September 30

	2003	2002	2003	2002

Net earnings for the period	13,766	7,920	43,767	15,937
Compensation expense related to fair value of stock options, after taxes of $nil	(155)	(389)	(612)	(998)

Pro forma net income for the period	13,611	7,531	43,155	14,939

Basic earnings per share (dollars)
Reported	0.20	0.11	0.63	0.22
Adjusted	0.20	0.10	0.62	0.20
Diluted earnings per share (dollars)
Reported	0.19	0.11	0.62	0.22
Adjusted	0.19	0.10	0.61	0.20

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model. The weighted average fair value of options granted during the nine months ended September 30, 2003 was $1.49. The following weighted average assumptions were used: dividend yield of 0%; risk-free rate of return of 4.0%; expected share price volatility of 44.6%; and an expected period until exercise of 4.7 years.

8. Contingent Liabilities

The Company and its consolidated subsidiaries are defendants in actions brought against them from time to time in connection with their operations. It is not possible to predict the ultimate outcome of the various proceedings at this time or to estimate additional costs that may result.

In connection with its agreement to provide pharmacy services to EHSI, Omnicare, Inc. has requested arbitration for an alleged lost profits claim related to EHSI’s disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing has not yet been scheduled. Management believes it has interpreted correctly and complied with the terms of the preferred provider agreement. However, there can be no assurance that this claim will not be successful or that other claims will not be made with respect to the agreement.

Also, EHSI and Omnicare are currently negotiating the pricing of drugs for Medicare residents and should this matter not be settled, it will be taken to arbitration. The financial statements include provisions for settlement of this claim.

9. Subsequent Events

The Company has entered into an agreement to sell a nursing home and a retirement home in Ontario, representing 275 beds. The transaction is expected to close by the end of 2003, and is contingent on government approval. Gross proceeds of $19.6 million are anticipated, of which approximately $6.7 million will be used to retire long-term debt associated with the homes. The pre-tax gain on disposal is expected to be approximately $13.0 million.

EHSI entered into several agreements, which are anticipated to be completed in the fourth quarter of 2003. EHSI has entered into agreements to purchase one skilled nursing facility (99 beds) and an adjacent five acres parcel of land, in Wisconsin for US$4.4 million. In addition, EHSI has signed a letter of intent to purchase one currently leased skilled nursing facility in Washington for US$1.5 million. Also, EHSI has an agreement to sell a previously closed nursing facility, with a carrying value of US$1.4 million, for US$1.8 million.

Extendicare Inc. – Notes to the Unaudited Consolidated Financial Statements cont’d

10. Segmented Information

	Three months ended			Nine months ended
(millions of Canadian dollars)	September 30			September 30

	2003		2002	2003	2002

Revenue
United States	307.1		326.9	929.5	961.7
Canada	126.0		117.1	363.6	345.0

	433.1		444.0	1,293.1	1,306.7

EBITDA
United States	36.6		32.1	102.2	96.4
Canada	14.0		10.9	34.0	28.0

	50.7	(a)	43.0	136.2	124.4

Health Care Net Earnings (Loss)
United States	7.5		2.7	16.6	4.4
Canada	5.0		3.3	10.8	6.1

	12.5		6.0	27.4	10.5

(a)	Does not add due to rounding.

	Sept. 30	Dec. 31
(millions of Canadian dollars)	2003	2002

Goodwill
United States (note)	97.3	113.8
Canada	0.1	0.1

	97.4	113.9

Health Care Assets
United States	1,177.1	1,380.3
Canada	328.6	308.0

	1,505.7	1,688.3
Investment in Crown Life	136.9	121.5

Total Consolidated Assets	1,642.6	1,809.8

Note: The change in United States goodwill relates to foreign currency translation of U.S. operations.

Extendicare Inc. Facility Location and Resident Capacity

			Assisted Living and
at September 30, 2003	Nursing Centres		Retirement Centres		Hospital Units		Total

	Number of	Resident	Number of	Resident	Number of	Resident	Number of	Resident
By State/Province	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity

United States
Pennsylvania	27	3,165	8	298	–	–	35	3,463
Massachusetts	5	606	–	–	–	–	5	606
Delaware	1	120	–	–	–	–	1	120
Ohio	29	3,061	3	165	–	–	32	3,226
West Virginia	1	120	–	–	–	–	1	120
Wisconsin	24	2,254	10	442	–	–	34	2,696
Minnesota	10	1,274	1	60	–	–	11	1,334
Indiana	17	1,726	2	109	–	–	19	1,835
Kentucky	18	1,506	1	39	–	–	19	1,545
Washington	15	1,513	8	379	–	–	23	1,892
Oregon	3	193	2	101	–	–	5	294
Idaho	2	181	–	–	–	–	2	181
Arkansas	1	96	3	181	–	–	4	277
Texas	–	–	2	110	–	–	2	110

Total United States	153	15,815	40	1,884	–	–	193	17,699

Canada
Ontario	51	7,663	6	900	1	120	58	8,683
Alberta	14	1,183	–	–	–	–	14	1,183
Saskatchewan	5	654	–	–	–	–	5	654
Manitoba	5	762	–	–	–	–	5	762
British Columbia	1	75	–	–	–	–	1	75

Total Canada	76	10,337	6	900	1	120	83	11,357

TOTAL	229	26,152	46	2,784	1	120	276	29,056

By Type of Ownership
United States
Owned	129	13,046	34	1,665	–	–	163	14,711
Leased	10	1,080	1	63	–	–	11	1,143
Managed	14	1,689	5	156	–	–	19	1,845

Total United States	153	15,815	40	1,884	–	–	193	17,699

Canada
Owned	46	6,228	1	73	–	–	47	6,301
Leased	9	1,155	–	76	–	–	9	1,231
Managed	21	2,954	5	751	1	120	27	3,825

Total Canada	76	10,337	6	900	1	120	83	11,357

TOTAL	229	26,152	46	2,784	1	120	276	29,056

Extendicare Inc. Financial and Operating Statistics

(unaudited)

	Three months ended		Nine months ended
(dollar amounts in Canadian dollars, unless otherwise noted)	September 30		September 30

	2003	2002	2003	2002

Components of Basic Earnings per Share
Health care operations, after preferred share dividends	$0.18	$0.08	$0.38	$0.19
Gain (loss) from asset disposals	–	–	0.01	(0.05)
Share of earnings of Crown Life	0.02	0.03	0.24	0.08

	$0.20	$0.11	$0.63	$0.22

Cash Flow from Operations, before changes in Working Capital, per Share	$0.47	$0.56	$0.97	$0.96
U.S. Nursing Centre Percent of Revenue by Payor Source
Private/other	18.5%	19.4%	18.6%	19.2%
Medicare	27.8	27.6	28.8	27.3
Medicaid	53.7	53.0	52.6	53.5
U.S. Nursing Centre Patient Days by Payor Source (thousands)
Private/other	202.8	214.3	605.0	632.9
Medicare	181.2	156.6	540.1	454.0
Medicaid	804.6	804.6	2,370.0	2,376.0
U.S. Average Medicare Part A Rate (US dollars)	$294.12	$311.11	$292.93	$311.55
Average Occupancy (excluding managed facilities)
U.S. nursing	91.6%	90.8%	91.4%	90.0%
U.S. nursing and assisted living	91.1	90.1	90.8	89.3
Extendicare Inc. total facilities in operation	93.2	92.5	92.7	91.7
Extendicare Inc., same-facility basis	93.3	92.5	93.0	91.9
Average US/Cdn. Dollar Exchange Rate	1.3807	1.5626	1.4295	1.5705

Investor Information

Stock Exchange Listings Toronto Stock Exchange New York Stock Exchange (EXE.A only)	Transfer Agents Computershare Investor Services, Inc. Tel: (800) 564-6253 www.computershare.com

Shareholder Inquiries Jillian Fountain, Corporate Secretary Tel: (905) 470-5534 email: jfountain@extendicare.com	Investor Relations Christopher Barnes, Manager, Investor Relations Tel: (905) 470-5483 email: cbarnes@extendicare.com

Visit Extendicare’s Website @ www.extendicare.com

Share Information

	Stock Symbol	Number Outstanding(1)	Closing Market Value(1)

Subordinate Voting Shares	EXE.A	56,447,361	$11.44
Multiple Voting Shares	EXE	12,086,392	11.94
Class I Preferred Shares
Cumulative Redeemable, Series 2	EXE.PR.B	128,605	24.00
Adjustable Dividend, Series 3	EXE.PR.C	93,310	18.10
Adjustable Dividend, Series 4	EXE.PR.D	241,240	20.00
Class II Preferred Shares, Series 1	EXE.PR.E	382,979	19.00

At October 31, 2003, 2,473,250 Subordinate Voting Shares were outstanding under options.

(1)	At October 31, 2003, per the Toronto Stock Exchange.